Exhibit 99.2

WIX.COM LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 26, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ("BOARD")

The undersigned hereby constitutes and appoints Lior Shemesh and Eitan Israeli and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Wix.com Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Tuesday, May 27, 2014, at an Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, on Thursday, June 26, 2014 at 3:30 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of the Annual General Meeting of Shareholders (the "Notice") and Proxy Statement relating to the Meeting (the "Proxy Statement").

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposal described below, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies given by the undersigned prior to this Proxy are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
WIX.COM LTD.

June 26, 2014, 3:30 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE BE CERTAIN TO COMPLETE ITEMS 2(a.)A and 2(b.)A BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
	1. To approve the re-election of Mr. Adam Fisher as a Class I director of Wix.com Ltd.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
	2(a.). To approve the Company’s Compensation Plan for Executives.	☐	☐	☐
	2(a).A. Is the undersigned a “controlling shareholder” and/or possess a “personal interest” (each as defined in the Companies Law) in the approval of Proposal 2(a.)?	YES ☐	NO ☐
		FOR	AGAINST	ABSTAIN
	2(b.). To approve the Company’s Compensation Plan for Directors.	☐	☐	☐
	2(b).A. Is the undersigned a “controlling shareholder” and/or possess a “personal interest” (each as defined in the Companies Law) in the approval of Proposal 2(b.)?	YES ☐	NO ☐
		FOR	AGAINST	ABSTAIN
	3. To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of E&Y Global) as the Company’s independent auditors	☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.